SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 15, 2006
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES RELEASE OF ITS 2005 ANNUAL
REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS AND NOTICE OF MEETING

Queries
South Africa Tel: Mobile E-mail:
Charles Carter +27 (0) 11 637 6385 +27 (0) 82 330 5373
cecarter@AngloGold    Ashanti.com
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGold
Ashanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited do development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the Securities and Exchange Commission on 14 July 2005. The Company’s annual report on the Form 20-F for the year ended 31 December 2005 will be filed with the Securities and Exchange Commission on or about 17 March 2006.
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
11 Diagonal Street \ Johannesburg \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com
news release
AGA05.06
15 March 2005
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
AngloGold Ashanti is pleased to announce that it has today posted to its shareholders, the
Annual Report for the year ended 31 December 2005 and Notice of the Annual General
Meeting.
The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2005 which were published on 10 February
2006. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.
The Annual General Meeting of the company will be held at The Country Club Johannesburg,
Napier Road, Auckland Park, Johannesburg, South Africa, on Friday, 5 May 2006, at 11:00
(SA time) to transact the business as stated in the notice of the annual general meeting.
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 15, 2006
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary